UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

THE KEYW HOLDING CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

493723100

(CUSIP Number of Class of Securities’ Underlying Common Stock)

William J. Weber

President and Chief Executive Officer

The KEYW Holding Corporation

7740 Milestone Parkway, Suite 400

Hanover, MD 21076

(443) 733-1600

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jonathan F. Wolcott, Esq.	Philip Luci, Jr., Esq.
Holland & Knight LLP	General Counsel
1600 Tysons Boulevard, Suite 700	The KEYW Holding Corporation
McLean, VA 22102	7740 Milestone Parkway, Suite 400
(703)-720-8600	Hanover, Maryland 21076

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$1,990,000.00	$200.55

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 716,168 shares of Common Stock of The KEYW Holding Corporation having an aggregate value of $1.99 million as of June 13, 2016 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $100.70 for each $1,000,000 of the value of this transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $200.55	Filing Party: The KEYW Holding Corporation

Form or Registration No.: Schedule TO-I	Date Filed: June 15, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 1 TO SCHEDULE TO

The KEYW Holding Corporation, a Maryland corporation (“KEYW” or the “Company”), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on June 15, 2016 (together with all amendments and supplements thereto, the “Schedule TO”). The Schedule TO, as amended by this Amendment No. 1, relates to the Company’s offer to exchange certain outstanding options to purchase shares of the Company’s common stock, whether vested or unvested, that (i) have an exercise price equal to or greater than $11.18 per share under The KEYW Holding Corporation 2009 Stock Incentive Plan or The KEYW Holding Corporation’s Amended and Restated 2013 Stock Incentive Plan, and (ii) are held by an Eligible Employee (as defined below) of KEYW, except as otherwise described in the Offer to Exchange.

An “Eligible Employee” refers to an employee of the Company or any of its subsidiaries that remains an employee of the Company or any of its subsidiaries through the expiration of the offer. However, members of the Board of Directors, Named Executive Officers, and certain identified members of our leadership team are not Eligible Employees and therefore may not participate in the Exchange Program.

The Company’s offer is being made upon the terms and subject to the conditions set forth in the original Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated June 15, 2016 and previously filed as Exhibit (a)(1)(A) to the Schedule TO (the “Original Offer to Exchange”), as amended and supplemented by the supplement to the Offer to Exchange, dated June 24, 2016 and filed herewith as Exhibit (a)(1)(K) (the “Supplement to the Offer to Exchange” and, together with the Original Offer to Exchange, as it may be further amended or supplemented from time to time, the “Offer to Exchange”), which, as amended and supplemented from time to time, together constitute the “Offer.”

Except as otherwise set forth below, the information included in the Schedule TO, as amended by this Amendment No. 1, remains unchanged and is incorporated by reference herein to the items in this Amendment No. 1.

Defined terms used but not defined herein shall have the respective meanings ascribed to them in the Offer to Exchange.

Items 1 through 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented by the information set forth in the Supplement to the Offer to Exchange, dated June 24, 2016 and filed herewith as Exhibit (a)(1)(K), which is incorporated by reference herein.

In connection with the Supplement to the Offer to Exchange, the Company issued revised Employee FAQ’s (the “Revised FAQ’s”). A copy of the Revised FAQ’s is filed as Exhibit (a)(1)(L) and is incorporated by reference herein.

Item 12. Exhibits

Item 12 of Schedule TO is hereby amended and supplemented to add the following exhibits to the exhibit index:

(a)(1)(K)**	Supplement to Offer to Exchange, dated June 24, 2016.
(a)(1)(L)**	Revised Employee FAQ’s, dated June 24, 2016.

* Previously filed.

** Filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE KEYW HOLDING CORPORATION

/s/ William J. Weber

Name:	William J. Weber
Title:	Chief Executive Officer
Date:	June 24, 2016

EXHIBIT INDEX

(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated June 15, 2016.
(a)(1)(B)*	Launch Announcement.
(a)(1)(C)*	Election Form.
(a)(1)(D)*	Form of Confirmation E-mail.
(a)(1)(E)*	Form of Reminder E-mail.
(a)(1)(F)*	Form of Final Reminder E-mail.
(a)(1)(G)*	Form of Expiration Notice.
(a)(1)(H)*	Screenshots from Offer Website.
(a)(1)(I)*	Employee Presentation.
(a)(1)(J)*	Employee FAQS, incorporated herein by reference to pages 1 through 14 of Exhibit (a)(1)(A) to Schedule TO.
(a)(1)(K)**	Supplement to Offer to Exchange, dated June 24, 2016.
(a)(1)(L)**	Revised Employee FAQ’s, dated June 24, 2016.
(b)	Not applicable.
(d)(1)	The KEYW Holding Corporation 2009 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.5 from Registration Statement on Form S-1, as amended (File No. 333-16768).
(d)(2)	Form of Incentive Stock Option Agreement for grants pursuant to The KEYW Holding Corporation 2009 Stock Incentive Plan, incorporated herein by reference from Exhibit 10.6 to the Registrant's Annual Report on From 10-K for the year ended December 31, 2012, filed March 12, 2013 (File No. 001-34891).
(d)(3)	Form of Non-Qualified Stock Option Agreement for grants pursuant to The KEYW Holding Corporation 2009 Stock Incentive Plan, incorporated herein by reference from Exhibit 10.7 to the Registrant's Annual Report on From 10-K for the year ended December 31, 2012, filed March 12, 2013 (File No. 001-34891).
(d)(4)	Form of Restricted Stock Agreement for grants pursuant to The KEYW Holding Corporation 2009 Stock Incentive Plan, incorporated herein by reference from Exhibit 10.8 to the Registrant's Annual Report on From 10-K for the year ended December 31, 2012, filed March 12, 2013 (File No. 001-34891).
(d)(5)	The KEYW Holding Corporation Amended and Restated 2013 Stock Incentive Plan, incorporated herein by reference from Annex A to Registrant's Definitive Proxy Statement on Schedule 14A filed July 10, 2015.
(d)(6)	Form of Incentive Stock Option Agreement for grants pursuant to The KEYW Holding Corporation Amended and Restated 2013 Stock Incentive Plan, incorporated herein by reference from Exhibit 10.28 to the Registrant's Annual Report on From 10-K for the year ended December 31, 2012, filed March 12, 2013 (File No. 001-34891).
(d)(7)	Form of Non-Qualified Stock Option Agreement for grants pursuant to The KEYW Holding Corporation Amended and Restated 2013 Stock Incentive Plan, incorporated herein by reference from Exhibit 10.29 to the Registrant's Annual Report on From 10-K for the year ended December 31, 2012, filed March 12, 2013 (File No. 001-34891).
(d)(8)	Form of Restricted Stock Agreement for grants pursuant to The KEYW Holding Corporation Amended and Restated 2013 Stock Incentive Plan, incorporated herein by reference from Exhibit 10.30 to the Registrant's Annual Report on From 10-K for the year ended December 31, 2012, filed March 12, 2013 (File No. 001-34891).
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.

** Filed herewith.